UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2015

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐              No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐              No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐              No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) 33.300.29520-8

Publicly-Held Company

MATERIAL FACT

Approval by the General Meeting of PT SGPS of the

Sale of Shares of PT Portugal to Altice

Oi S.A. (“Oi” or “Company”, Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C), in compliance with the provisions of article 157, paragraph 4, of Law No. 6,404/76 and the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) Instruction No. 358/02, hereby informs its shareholders and the market in general that on this date, the general meeting of shareholders of Portugal Telecom SGPS S.A. (“PT SGPS”) approved the sale by Oi of all of the shares of PT Portugal SGPS S.A. (“PT Portugal”) to Altice Portugal S.A. (“Altice PT”), on the terms and conditions of the Share Purchase Agreement entered into between the Company, Altice PT and Altice S.A. on December 9, 2014. Thus, the condition precedent to the effectiveness of the Share Purchase Agreement has been satisfied.

The sale of the shares of PT Portugal remains subject (i) to the completion of the corporate restructuring actions in order to delineate the operations to be transferred as well as to separate PT Portugal’s investments which will not be included in the sale, including investments held by PT Portugal in Rio Forte Investments S.A. (which are the subject of the share exchange agreement with PT SGPS under which this investment will be exchanged for shares issued by Oi, which is still subject to approval by the CVM), and (ii) to obtaining the competitive and regulatory authorizations necessary, in accordance with applicable law.

Oi will keep its shareholders and the market informed of any relevant subsequent events related to the topics described in this Material Fact.

Rio de Janeiro, January 22, 2015.

Oi S.A.

Bayard De Paoli Gontijo

Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2015

OI S.A.

By:	/s/ Bayard De Paoli Gontijo
Name:	Bayard De Paoli Gontijo
Title:	Chief Financial Officer